Exhibit 16.1

January 26, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated January 27, 2012 of One E-Commerce Corporation (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audit for the years ended December 31, 2010 and 2009, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of PKF Certified Public Accountants was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

/s/ PMB Helin Donovan, LLP
 PMB Helin Donovan, LLP

Austin, Texas